ASML Discloses Results of Annual General Meeting of Shareholders

VELDHOVEN, the Netherlands, April 25, 2012 - ASML Holding NV (ASML) today announces the results of its Annual General Meeting of Shareholders held on April 25, 2012.

The General Meeting of Shareholders adopted ASML’s statutory financial statements for the financial year 2011.

In addition, the General Meeting of Shareholders approved the following items:

•	Discharge of the members of the Board of Management and the Supervisory Board from liability for their responsibilities in the financial year 2011.

•	Proposal to adopt a 2011 dividend of EUR 0.46 per ordinary share.

•	The maximum number of shares for the Board of Management and the maximum number of stock options, respectively shares, for employees.

•	The reappointment of Messrs. Bilous, Fröhlich and Van der Poel as members of the Supervisory Board effective April 25, 2012.

•	The reappointment of the External Auditor for the reporting year 2013.

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Proposal to authorize the Board of Management for a period of 18 months from April 25, 2012: (i) to issue shares or rights to subscribe for shares in the capital of the Company, limited to 5 percent of the issued share capital of the Company at the time of the authorization; (ii) to issue an additional 5 percent of the issued share capital only in connection with mergers and/or acquisitions; and (iii) to authorize the Board of Management to restrict or exclude the pre-emption rights in connection with any such issuance, all subject to the approval of the Supervisory Board.

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Proposal to extend the existing authority of the Board of Management to acquire through October 25, 2013 a maximum of 20% of ASML’s outstanding share capital, subject to the approval of the Supervisory Board. The shares can be acquired at a price between the nominal value of the shares acquired and 110 percent of the average market price for these securities on Euronext Amsterdam or Nasdaq Global Select Market. The AGM also authorized the cancellation of up to 20% of the outstanding share capital of ASML as of April 25, 2012.

The following subjects were also discussed at the General Meeting of Shareholders:

•	The Company’s business, financial situation and sustainability.

•	ASML’s Corporate Governance and 2011 Remuneration Report.

•	ASML’s reserves and dividend policy.

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The notification of the intended extension of the appointment term of Mr. Eric Meurice as President, Chief Executive Officer and Chairman of the Board of Management. The reappointment of Eric Meurice is effective immediately as of this AGM.

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Composition of the Supervisory Board in 2013: Ms. H.C.J. van den Burg, Ms. P.F.M. van der Meer Mohr, Mr. W.T. Siegle, Mr. J.W.B. Westerburgen and Mr. W.H. Ziebart will retire by rotation in 2013. Mr. Westerburgen has indicated that he will not be available for reappointment.

The presentation given at the Annual General Meeting of Shareholders and the recording of an audio webcast are available at www.asml.com.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has almost 8,000 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com